Exhibit 20.(i)


For Immediate Release
                                              Contact:  Michael E. Peppel
                                              President, Chief Executive Officer
                                                                    937-291-8045
                                                             mpeppel@mcsinet.com

                MIAMI COMPUTER SUPPLY CORPORATION TO ACQUIRE THE
                  AXIDATA INC. COMPUTER SUPPLY BUSINESSES FROM
                              ABITIBI-CONSOLIDATED


         Dayton, OH - November 17, 1998 -- Miami Computer Supply Corporation (NASDAQ: MCSC), a leading supplier of computer supplies and projection presentation products, announced today that it has signed a definitive acquisition agreement with Abitibi-Consolidated Inc. ("ACI") to acquire the Canadian computer supply businesses of Axidata Inc., its wholly owned subsidiary, with annual sales of US$150 million. The businesses are headquartered in Toronto with offices in Montreal, Quebec, Vancouver and Ottawa, Canada. The transaction is subject to certain conditions, including regulatory approvals, which must be accomplished before the closing, which is anticipated to occur before calendar year end.

         Michael E. Peppel, President and Chief Executive Officer of MCSC stated, "Axidata, which is one of the largest computer supply distributors in Canada provides MCSC with a significant platform in the Canadian market to operate and grow internally. Furthermore, this is an EPS accretive acquisition and MCSC will benefit from the addition of talented individuals, (such as Gary
J. Heffernan, President of Axidata, and Robert A. Pilkington, Executive Vice President and Chief Financial Officer of Axidata) to its management ranks. Heffernan and Pilkington bring approximately 40 years of combined industry experience to the Company. The key to this Canadian acquisition is no different than our domestic acquisitions, operating effectively to maximize EPS growth and our return on investment from the acquisition."

          "This is a great opportunity for Axidata and its employees to team up with a company that has the same outlook and culture. We all look forward to building a future with the Miami team," said Gary J. Heffernan, President of Axidata Inc.

         Bruce McGroarty, President of the Office Products Division, was equally enthusiastic about the pending sale, "The employees at Axidata can rest assured that they are joining one of the finest, fastest growing computer supply companies in the United States, and now, Canada."

         Miami Computer Supply Corporation went public in November of 1996. Since the IPO, Miami Computer Supply has increased the number of its sales personnel from 53



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Miami Computer Supply Corporation
Press Release - November 17, 1998
Page 2

to 308 and its annual sales from $107.4 million as of December 31, 1997 to a pro forma annualized 12 month run rate of over $320 million (not including this transaction).

         Miami Computer Supply Corporation is a distributor of computer and office automation supplies and accessories and audio-visual presentation products throughout the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation and Canon for computer supplies, and Sharp, Epson, Sony and Proxima for projection presentation products and Intel Team Station video conferencing products. Additional information regarding the Company can be obtained at http://www.mcsinet.com.

         The matters discussed in this press release which are not historical facts contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, risks relating to international operations, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended December 31, 1997, and its Form 10-Q for the nine months ended September 30, 1998.